Mail Stop 3561

March 29, 2010

Via U.S. Mail and Fax (540) 777-2636

John B. Williamson, III
President and Chief Executive Officer
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

> **Re: RGC Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 16, 2009**
> **File No. 000-26591**

Dear Mr. Williamson:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business, page 2

Services, page 2

1. In the last paragraph on page two you state that increases or decreases in the cost of natural gas are passed on to your customers through the "purchased gas

adjustment mechanism." You make similar references on page 20 of your Annual Report and page 13 of your financial statements. Please expand your discussion of the purchased gas adjustment mechanism to explain when, how and by whom it is implemented. In providing your additional disclosure, please make sure to address Item 101(h)(4)(ix) of Regulation S-K regarding the effects of the Virginia State Corporation Commission's approval process on your purchased gas adjustment mechanism.

Item 9A(T). Controls and Procedures, page 9

Disclosure Controls and Procedures, page 9

2. We note your disclosure that you maintain disclosure controls and procedures that are designed to be effective at a "reasonable assurance" level. Please revise your disclosure to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Exhibit 13. 2009 Annual Report to Shareholders

Consolidated Statements of Cash Flows, page 7

3. The reconciliation of net cash flow from operating activities using the indirect method should reconcile net income to net cash flow from operating activities. Please revise your presentation in future filings accordingly. Refer to FASB ASC 230-10-45-28).

Note 1 – Summary of Significant Accounting Policies, page 9

Earnings Per Share, page 13

4. Please disclose those securities that could potentially dilute basic earnings per share in the future that were not included in the calculation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to FASB ASC 260-10-50-1. Please also disclose how non-vested shares of restricted stock are treated in your earnings per share computations.

Capital Resources and Liquidity, page 17

5. Please expand your discussion in the last paragraph on page 18 to address how the less favorable terms of your renewed line-of-credit will affect your liquidity.

<u>Note 6 – Income Taxes, page 22</u>

6. Please show us how to reconcile deferred income tax expense and amortization of investment tax credits to the amounts of deferred tax and investment tax credits presented in the statements of cash flows and to the change in the net deferred tax liability for each year. Also, please tell us the amounts of current and deferred income tax expense allocated to discontinued operations in 2008.

<u>Other Risks, page 23</u>

<u>Environmental Legislation, page 23</u>

7. We note your discussion on page 23 regarding the potential negative impact of environmental legislation. Please expand your disclosure to state whether you are aware of any such current legislation, and if so, its current status. Refer to Item 101(h)(4)(ix) of Regulation S-K.

<u>Note 9 – Other Stock Plans, page 30</u>

<u>Restricted Stock Plan, page 31</u>

8. Please tell us how you measure and recognize compensation cost for restricted stock awards, including how you estimate the requisite service period. In addition, please disclose the following information in accordance with FASB ASC 718-10-50-2 or tell us why such disclosure is not required:

- For the most recent year presented, the number and weighted-average grant date fair value of non-vested restricted stock awards at the beginning and end of the year and those granted, vested and forfeited during the year;
- The weighted-average grant-date fair value of restricted stock awards granted during each year presented;
- The total fair value of restricted stock awards vested during each year presented;
- The total compensation cost for restricted stock awards recognized in income; and
- The total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director